UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into Allego N.V.’s (i) Registration Statement on Form S-8 (File No. 333-272151) and (ii) post-effective Amendment No. 2 to Form F-1 in the Registration Statement on Form F-3 (File No. 333-264056).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 29, 2023, Allego N.V., a public limited company (naamloze vennootschap) governed by the laws of the Netherlands (the “Company”), issued a press release announcing the results of the Company’s previously announced offer (the “Offer”) to each holder of the Company’s outstanding warrants to purchase ordinary shares of the Company, nominal value € 0.12 per share (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange under the symbol “ALLG.WS” (the “Warrants”) to receive 0.23 Ordinary Shares, in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents from holders of the Warrants to amend the warrant agreement governing the Warrants.

The Company also announced that the Registration Statement on Form F-4, originally filed by the Company with the Securities and Exchange Commission on August 25, 2023, as amended, was declared effective on September 28, 2023.

A copy of the press release announcing the expiration and results of the Offer is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibit is being filed herewith:

Exhibit No.	Description

99.1	Press Release, dated September 29, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGO N.V.

Date: September 29, 2023	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer